Joshua D. Brinen Attorney at Law New York Office jbrinen@brinenlaw.com Member New York, New Jersey, Florida, California, Texas & Nevada Bar LL.M. in Taxation

July 24, 2018

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, DC 20549

Attn:	Mr. John Reynolds, Assistant Director

	Re:	Sustinere Holdings, Inc.
Registration Statement on Form S-1 Comment Letter Dated July 13, 2018 File No. 333-223376

Dear Mr. Reynolds:

On behalf of Sustinere Holdings, Inc. (the “Company”) and in response to the comment set forth in your letter dated July 13, 2018, we are writing to supply the information requested from the staff of the Securities and Exchange Commission (the “Staff”) in such letter. Note that we have also filed an amendment to the Company’s registration statement as part of our response to the Staff’s comments which is being filed concurrently with this response letter on EDGAR on Form S-1 Amendment No. 3.

Set forth below is the Company’s response to the Staff’s comment. Factual information provided herein has been provided to us by the Company.

Plan of Distribution page 17

Comment 1.

We note the revised terms of the Trust Agreement, in response to prior comment 3; however, the Trust Agreement now states in Section 3(g)(i) that it terminates on the earlier of all 1,500,000 shares being sold, etc. which appears inconsistent with the provisions regarding a reconfirmation offering and consummation of an acquisition. Please advise or revise.

Response 1.	In response to your question, the Trust Agreement has been revised to reconcile this provision.

Should you have any questions, please do not hesitate to contact me at the New York office or via electronic mail at jbrinen@brinenlaw.com.

cc: Sustinere Holdings, Inc.